EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2014 Financial Results and Provides First Quarter 2015 Guidance

Company Meets Top End of Q4 Revenues and EPS Guidance, Exceeds Gross Margin Guidance and Provides Quarter 1 2015 Guidance Revenues to Decline 15-22% Sequentially, Gross Margin to Rise to 1-1.5% and GAAP EPS to be 7.0-8.5 cents

  Total Sales for the quarter increased 2.2% sequentially and 16.4% year-over-year to $227.2 million, the highest quarterly revenue since Q4 2008. Full year 2014 revenues increased 9.1% year-over-year to $840.5 million.
  Compared to the Q4 2013, large-sized panel driver sales increased 39.9%, the fourth quarter in a row that it enjoyed sequential growth. Small and medium-sized panel driver sales increased 1.7%, achieving record high quarterly revenue. Non-driver sales increased 32.1%.
  Gross margin for the quarter increased 20 bps to 24.7% from Q3 2014, exceeding Q4 2014 guidance.
  Q4 2014 GAAP net income was $15.6 million, or 9.1 cents per diluted ADS. GAAP net income declined 1.3 % from Q4 2013 and it increased 40.2% from Q3 2014.
  Excluding exchange rate impact on our income tax, GAAP net income grew 20.8% from Q4 2013 and it grew 80.3% over Q3 2014.
  Non-GAAP adjusted pre-tax income for the fourth quarter grew 13.6% from the Q4 2013, reaching $25.6 million.
  FY 2014 GAAP net income increased by 8.3% to $66.6 million, or 38.7 cents per diluted ADS. Excluding exchange rate impact on income tax, 2014 GAAP net income and GAAP EPS grew 13.2% and 13.1% year over year, respectively.
  Company maintains positive full year 2015 outlook and expects revenues and earnings growth to continue.

TAINAN, Taiwan, Feb. 12, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the fourth quarter and full year ended December 31, 2014.

SUMMARY FINANCIALS

Fourth Quarter 2014 Results Compared to Fourth Quarter 2013 Results (USD in millions) (unaudited)

	Q4 2014	Q4 2013	CHANGE
Net Revenues	$227.2 million	$195.2 million	+16.4%
Gross Profit	$56.0 million	$49.0 million	+14.3%
Gross Margin	24.7%	25.1%	-0.4%
GAAP Net Income Attributable to Shareholders	$15.6 million	$15.8 million	-1.3%
Non-GAAP Net Income Attributable to Shareholders	$16.1 million (1)	$16.6 million (2)	-2.8%
GAAP EPS (Per Diluted ADS, USD)	$0.091	$0.092	-1.3%(3)
Non-GAAP EPS (Per Diluted ADS, USD)	$0.094 (1)	$0.097 (2)	-2.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(3) Excluding exchange rate impact on income tax charge, GAAP EPS grew 20.8% from the same period last year

Fourth Quarter 2014 Results Compared to Third Quarter 2014 Results (USD in millions) (unaudited)

	Q4 2014	Q3 2014	CHANGE
Net Revenues	$227.2 million	$222.3 million	+2.2%
Gross Profit	$56.0 million	$54.4 million	+3.1%
Gross Margin	24.7%	24.5%	+0.2%
GAAP Net Income Attributable to Shareholders	$15.6 million	$11.1 million	+40.2%
Non-GAAP Net Income Attributable to Shareholders	$16.1 million (1)	$19.1 million (2)	-15.7%
GAAP EPS (Per Diluted ADS, USD)	$0.091	$0.065	+39.9% (3)
Non-GAAP EPS (Per Diluted ADS, USD)	$0.094 (1)	$0.111 (2)	-15.9%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(3) Excluding exchange rate impact on income tax charge, GAAP EPS grew 80.0% from the previous quarter.

"I am pleased to report that our 2014 fourth quarter revenues, gross margin, GAAP and non-GAAP earnings per diluted ADS all came in at the high end, or exceeded our guidance," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "Solid fourth quarter revenues of $227.2 million represented a 16.4% increase from the same quarter last year and a 2.2% sequential increase from the previous quarter. Our fourth quarter revenues were the highest since the fourth quarter of 2008. Fourth quarter revenues came in at the high end of our guidance, driven by better-than-expected driver IC sales for televisions, smartphones and tablet applications, primarily in the Chinese and Korean markets. Himax continues to execute on our strategy of becoming a more diversified company with regard to product offerings as well as customers. We are very pleased to be experiencing growth in both our driver and non-driver business segments. We are particularly excited about the prospects for our LCOS microdisplay and WLO products, which are integral parts of the eco-system for the rapidly emerging head mounted display products and next-generation cameras for mobile devices. Equally exciting is our market leading single-chip solutions for pure in-cell touch display, which we believe will soon become mainstream in portable and wearable devices. In summary, Himax is at a significant inflection point, with many of our non-driver products ready to enter the consumer market after many years of product development and R&D."

Fourth Quarter 2014 Financial Results Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2014%		Q4 2013%		% Change
Display drivers for large-sized panels	$65.5	28.8%	$46.8	24.0%	+39.9%
Display drivers for small/medium-sized panels	$114.8	50.5%	$113.0	57.9%	+1.7%
Non-driver products	$46.9	20.7%	$35.4	18.1%	+32.1%

	Q4 2014%		Q3 2014%		% Change
Display drivers for large-sized panels	$65.5	28.8%	$61.2	27.5%	+7.0%
Display drivers for small/medium-sized panels	$114.8	50.5%	$113.3	51.0%	+1.4%
Non-driver products	$46.9	20.7%	$47.8	21.5%	-2.0%

Revenues from large panel display drivers were $65.5 million, up 39.9% from a year ago and up 7.0% sequentially. Large panel driver IC accounted for 28.8% of the Company's total revenues for the fourth quarter, compared to 24.0% a year ago and 27.5% in the last quarter. This is the fourth quarter in a row when large panel driver IC sales enjoyed sequential growth. The growth was driven by strong shipments to both existing and new customers with 4K TV demand particularly robust in the second half of last year. The Company is confident that the positive momentum will continue into 2015, and it will anticipate gaining share in this segment.

Sales for small and medium-sized drivers came in at $114.8 million, marking a quarterly record-high. These revenues were up 1.7% from the same period last year and up 1.4% sequentially. Driver ICs for small and medium-sized applications accounted for 50.5% of total revenues for the fourth quarter as compared to 57.9% a year ago and 51.0% in the previous quarter. Korean and Chinese smartphone customer's demand was robust, especially in the higher end segments. It is worth highlighting that the Company experienced a nice surprise in branded tablet market. Despite a slight decline from the last quarter, tablet revenues were better than initially guided. Himax believes that branded tablets, with larger screens and attractive functions such as convertibility, innovative covers and keyboard design, are enjoying a competitive advantage against the white box products.

Revenues from our non-driver businesses were $46.9 million, up 32.1% from the same period last year and down 2.0% sequentially. Non-driver products accounted for 20.7% of total revenues, as compared to 18.1% a year ago and 21.5% in the previous quarter. Touch panel controllers, timing controllers, CMOS image sensors, and LCOS microdisplay ICs were the main contributors to the growth of the non-driver product segment in the quarter. Among non-driver products, touch controllers showed the strongest growth, nearly tripling from the same period of 2013, and growing more than 40% sequentially. CMOS Image sensor sales nearly doubled year over year.

GAAP gross margin for the fourth quarter of 2014 was 24.7%, down from 25.1% a year earlier and up from 24.5% in the previous quarter. The Company guided gross margin to be slightly down within 1% in the last earnings call. Gross margin beat guidance mainly due to a more favorable product mix including high end smartphone and tablet driver ICs, and higher NRE incomes.

GAAP operating expenses were $33.4 million in fourth quarter of 2014, up 12.8% from a year ago and down 20.1% from the previous quarter. The sequential decrease was primarily the result of the difference in RSU charges. In accordance with the Company's protocol, it grants annual RSUs to its staff at the end of September each year, which, given all other items are equal, leads to higher third quarter GAAP operating expenses compared to the other quarters of the year. The fourth quarter RSU expense was only $0.5 million while it was $9.3 million in the third quarter. Excluding RSU expenses, operating expenses increased 12.3% year over year and 3.2% from last quarter. The sequential increase was mainly attributable to certain new product tape-outs, while the year over year increase was due mainly to salary raises and more headcounts. The increase was partially offset by lower salary expenses in USD terms. The Company paid the vast majority of our salaries in NTD which represented a lower amount in USD in its accounting as the NTD depreciated against the USD.

GAAP operating income for the fourth quarter of 2014 was $22.6 million or 10.0% of sales, up 16.6% year over year and up 80.3% sequentially. The sequential increase was mainly a result of the higher RSU expense booked in the previous quarter. However, non-GAAP operating income still experienced 2.6% sequential growth.

Reported GAAP net income for the fourth quarter was $15.6 million, or 9.1 cents per diluted ADS, compared to $15.8 million, or 9.2 cents per diluted ADS, for the same period last year, and $11.1 million, or 6.5 cents per diluted ADS, in the previous quarter. As the Company reported in its last earnings release, it has taken into account for a $1.5 million negative impact for its income tax in its guidance due to depreciation of NT dollar. The Company has taken an additional $3.3 million, or 1.9 cents per diluted ADS, of income tax charge to reflect the NT dollar depreciation against the US dollar in the fourth quarter of 2014. While the Company's reporting currency is the US dollar, the vast majority of taxes are incurred in its NT dollar book, which is the required reporting currency for Taiwan tax authorities. The NT dollar depreciation resulted in foreign exchange gains for the Company's US dollar assets and therefore higher tax payable in Taiwan. As a result, the Company's tax payable will be lower if the NT dollar appreciates against the US dollar. If the NTD/USD rate had stayed at 30.55 as it was when Himax provided the guidance, the Company's EPS would have been higher by 1.9 cents, far outperforming original guidance.

GAAP net income declined 1.3% year over year and increased 40.2% from the previous quarter. Excluding the above-mentioned exchange rate impact on income tax, GAAP net income grew 20.8% year over year and 80.3% sequentially. The sequential net income growth was mainly a result of the difference in RSU charges. The year over year growth was primarily due to higher revenues.

Excluding the share-based compensation, acquisition-related charges and income tax provisions, the Company's non-GAAP adjusted pre-tax income for the fourth quarter increased 6.9% sequentially, and it grew 13.6% from the same period last year, reaching $25.6 million. The sequential increase was a result of a slight margin improvement on higher revenue, while the year over year profit increase was due to the 16.4% higher revenue offset by $4.1 million of higher operating expenses. Amid a slow market environment during the quarter, the Company managed to achieve significant top and bottom-line improvement year over year, thanks to better sales from large panel DDICs, DDICs for tablets, CMOS image sensors and touch controller ICs.

Full Year 2014 Results (USD in millions) (unaudited)

	FY 2014	FY 2013	CHANGE
Net Revenues	$840.5 million	$770.7 million	+9.1%
Gross Profit	$205.9 million	$191.9 million	+7.3%
Gross Margin	24.5%	24.9%	-0.4%
GAAP Net Income Attributable to Shareholders	$ 66.6 million	$ 61.5 million	+8.3%
Non-GAAP Net Income Attributable to Shareholders	$ 76.0 million (1)	$ 71.0 million (2)	+7.0%
GAAP EPS (Per Diluted ADS)	$0.387	$0.358	+8.2% (3)
Non-GAAP EPS (Per Diluted ADS)	$0.442 (1)	$0.414 (2)	+6.9%

1) Non-GAAP Net income attributable to common shareholders and EPS excludes $8.8 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.
2) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.5 million of share-based compensation expenses, net of tax and $2.0 million non-cash acquisition related charges, net of tax.
(3) Excluding exchange rate impact on income tax charge, GAAP EPS grew 13.1% year over year.

Full Year 2014 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)
	FY 2014%		FY 2013%		% Change
Display drivers for large-sized panels	$226.1	26.9%	$228.9	29.7%	-1.2%
Display drivers for small/medium-sized panels	$446.0	53.1%	$415.6	53.9%	+7.3%
Non-driver products	$168.4	20.0%	$126.2	16.4%	+33.5%

Despite a few challenges, the Company still managed to grow in 2014. Small and medium-sized driver IC remained Himax's largest source of sales. The Company's market leading position in this business segment enabled it to take advantage of the growing global demand for smartphones and tablets as well as the industry trend toward higher resolution displays. For large panel display driver business, Himax continued to expand its sales to Chinese customers and secured a leading market share in that country. The Company also gained market share from non-China customers. Meanwhile, non-driver products continued to outgrow driver ICs and achieve record high revenues. Himax saw exciting progress on many of its non-driver products. Many of the non-driver products have already penetrated into marquee and globally recognized end customers.

Revenues totaled $840.5 million in 2014, representing a 9.1% increase over 2013. Notably, Himax's customer diversification continued to expand as it added multiple TIER-1 customers across all of its product lines.

Small and medium-sized driver sales grew 7.3% and represented 53.1% of the Company's total revenues, another record high. Of the 7.3% growth, tablet and automotives DDICs showed particular strength, while smartphone DDICs delivered modest growth. Tablet driver IC sales grew nearly 10% in 2014; however, sales in the second half of the year declined 20% from the first half, signaling weak overall market demand. Meanwhile, automotive driver IC sales registered the strongest growth in this segment, at approximately 50%, and the momentum is expected to carry over into 2015. Himax is among the leading suppliers of small and medium-sized DDIC for panel makers across Taiwan, Korea, China and Japan, covering the vast majority of leading smartphone and tablet end customer names in both China and the international markets. The Company's leading technology, on the back of the industry's migration toward higher panel resolution over the past few years, has enabled Himax to achieve respectable growth in these segments.

Revenues from large panel display drivers declined 1.2% year over year, representing 26.9% of the Company's total revenues, as compared to 29.7% in 2013. However, the business bottomed out in the first quarter of 2014, and Himax enjoyed three consecutive quarters of growth thereafter. The Company was able to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea. Being the technology leader, it also benefitted from the surging 4K TV demand, a higher dollar content business with significant barriers of entry. The Company is pleased that large panel DDIC has once again become a growing segment for the Company despite the continued soft demand in monitors and notebook markets.

Non-driver products grew 33.5% and represented 20.0% of Himax's total sales, as compared to 16.4% a year ago. Touch controller, CMOS image sensor, timing controller, LCOS microdisplay ICs and ASIC service all delivered strong growth. Himax also experienced growing market interest and deepening customer engagement in our LCOS and WLO businesses. As noted previously, the Company continues to work with several industry heavyweights in the LCOS and WLO business. These two technologies are being applied in some of their future products, ranging from head mounted displays to next generation mobile devices, and the Internet of Things. Himax is excited that LCOS and WLO should experience this inflection point in 2015.

Gross margin in 2014 was 24.5%, a 40 basis-point decline, from 24.9% in 2013. The slight margin decline was mainly a result of higher shipment of older generation CMOS image sensors in first half of last year. Foundry capacity constraint in second half of the year also had some negative impact on gross margin. However, the above mentioned factors were largely offset by growing demand from 4K TV, and NRE incomes from ASIC, LCOS and WLO products.

GAAP operating expenses were $133.2 million for the year, up $15.6 million or 13.3% compared to last year. The Company has repeatedly indicated since late 2013 that it intended to increase R&D expenses to capture new business opportunities, following several years of stable R&D spending. Himax believes that such investments will come to fruition starting in 2015.

Due to higher operating expenses, GAAP operating income of $72.7 million represented a 2.2% decrease versus 2013.

GAAP net income for the year was $66.6 million, or 38.7 cents per diluted ADS, up from $61.5 million, or 35.8 cents per diluted ADS, for the same period last year. The exchange rate impact on income tax was $5.6 million for 2014 and $2.3 million for 2013. Excluding the exchange rate impact on income tax, 2014 GAAP net income grew 13.2% year over year.

Non-GAAP net income for 2014 was $76.0 million, or 44.2 cents per diluted ADS, up from $71.0 million, or 41.4 cents per diluted ADS, for 2013. The increase in non-GAAP net income was mainly the result of an $8.6 million net gain from the disposal of an investment in the second quarter. Non-GAAP net income and Non-GAAP earnings per diluted ADS grew 7.0% and 6.9% year over year, respectively.

Balance Sheet and Cash Flow

The Company had $187.8 million in cash, cash equivalents and marketable securities at the end of December 2014, compared to $128.1 million at the same time last year and $147.7 million a quarter ago. This is a historical high in its cash position since the second quarter of 2009. On top of the above cash position, restricted cash was $130.2 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short term loan for the same amount. Himax continues to maintain a strong balance sheet with no debt.

Inventories as of December 31, 2014 were $166.1 million, down from $177.4 million a year ago and up from $157.1 million a quarter ago. The higher inventory was due to the expected customer restocking of driver ICs for all panel sizes, CMOS image sensor and a few other non-driver products after Chinese New Year and into the second quarter of 2015. This is also a move to counter foundry capacity constraint. Nevertheless, the year-over-year decline in inventory reflects better inventory management in 2014 despite a healthy sales growth in 2014. Average days in inventory were successfully reduced by 23 days. Accounts receivable at the end of December 2014 were $219.4 million as compared to $200.7 million a year ago and $218.8 million last quarter. DSO stayed flat at 95 days at the end of December, 2014, little changed from 95 days a year ago and 97 days at end of the last quarter.

Net cash inflow from operating activities for the fourth quarter was $38.7 million as compared to an outflow of $1.8 million for the fourth quarter of 2013 and an inflow of $22.8 million for the third quarter of 2014. Cumulative cash inflow from operations in 2014 was $93.7 million as compared to $51.1 million in 2013, the second highest year since the company's inception in 2006. The growth in cash inflow was a result of improved profitability and inventory reduction.

Capital expenditures were $2.4 million in the fourth quarter of 2014 versus $3.9 million a year ago and $2.1 million last quarter. The capital expenditure in the fourth quarter consisted mainly of purchases of certain equipments for the Company's driver IC products and facility updates for LCOS and WLO product lines. Total capital expenditures for the year were $10.9 million versus $18.4 million a year ago. The Company purchased less CP testers in 2014, resulting in the differential in capital expenditure year over year.

In July 2014, Himax paid an annual dividend of 27 cents per ADS, equal to 75.0% of 2013 GAAP earnings per diluted ADS. Himax remains committed to paying annual dividends, the amount of which is referenced primarily on prior year's profitability. The high payout ratio in 2014 is an illustration of the Company's confidence in its future profitability.

Share Buyback Update

As of December 31, 2014, Himax had 171.2 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.2 million.

Upcoming Investor Outreach and Conferences

Ms. Jackie Chang, CFO, and Scott Powell, US-based IR, will host investor meetings and attend investor conferences in the U.S. in the coming month. If you are interested in meeting with the Company's senior executives in a one-on-one session or group session, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Following a successful transformation in 2013, Himax delivered strong operational and financial results in 2014. This accomplishment illustrates the successful execution of the Company's long term strategy to diversify its customer base and product portfolio.

Looking into 2015, despite the current softness in China's smartphone and tablet markets, which is worsened by fewer working days due to the timing of Chinese New Year, the Company is excited about its full year outlook and believes that it will experience strong growth across all business segments. The Company anticipates 2015 to be another year of continuous revenue and earnings growth.

Following a few years of revenue decline, large panel driver IC sales should be a major growth engine for the Company in 2015. Himax expects its large panel drivers in the first quarter of 2015 to register strong growth compared to the same period last year, at approximately 25%. The Company should continue to benefit from the display capacity expansion in China, where it is the market leader in driver IC sales. Furthermore, Himax expects to grow market share in the non-China large panel market in 2015. On the technology front, Himax remains a market leader in providing state-of-the-art, high-end large panel driver IC solutions. 4K TV penetration should continue to be the driving force for growth in this segment with its sales volume expected to more than double this year.

In the Company's previous earnings calls, it mentioned that large panel makers are increasingly demanding a total solution from IC vendors. Himax is experiencing accelerating demand from panel manufacturers seeking IC vendors who can provide driver IC, TCON, Gamma OP, and PMIC as a total solution. Meanwhile, TCON is getting more and more technologically advanced, with high end models integrating sophisticated functions such as MEMC. This positions the Company very well in the 4K TV market and beyond. As the industry migrates to 8K TVs, which is already starting to take place in product development, the Company's business and technology strength and integrated product solutions will be a significant differentiator against its competitors.

Thanks to its leading technology and comprehensive customer base, the Company is confident that it is at the beginning of a long term growth trend for its large panel driver products, a trend which should last for the next several years.

For driver ICs used in small and medium-sized panels, business covers smartphones, tablets and automotive applications markets. The Company expects continued resolution upgrades this year in both the smartphone and table markets. FHD is quickly replacing HD720 to become the new mainstream for high end smartphones. Himax also expects to begin mass producing driver IC for the very high end QHD resolution panel at the beginning of Q2 this year. A more favorable product mix should help the Company mitigate margin pressure in the competitive smartphone market. Notwithstanding its positive outlook, first quarter sales for smartphone drivers are likely to decline substantially, which the Company already indicated in its last earnings call. The weakness is particularly significant in China where smartphone vendors, lacking new government stimulus programs, are turning cautious as they are forced to try new sales channels such as e-commerce and direct sales points to replace the previous approach of selling through telecom operators. Worse yet, exports are also weak because Chinese smartphone manufacturers are worried that a strong RMB would further compress their already thin profit margin. Following two quarters of market weakness, the Company has started to build inventory in preparation for a market rebound toward the end of Q1 or Q2. In addition to its leading position in TFT-LCD smartphone driver IC product offerings, Himax started small shipments of AMOLED driver IC to certain Chinese customers in Q4 2014. AMOLED is likely to be a future growth engine for its small panel driver IC business and Himax is collaborating with multiple customers both in Korea and China on AMOLED product development. It is worth mentioning that quite a few new AMOLED fabs are being built in China and the Company has the most comprehensive customer coverage there, although this will not bring in meaningful revenue contribution until later this year.

The company also expects a significant sequential sales decline for tablets in the first quarter, for reasons similar to those for the smartphone market mentioned above. Moreover, in the Chinese tablet market, there are more smaller and less resourceful players, many of them being forced out of the market due to the Chinese government's credit tightening policy, causing further market weakness. The declining demand might also be a result of changing consumer behavior, as some consumers are moving to smartphones with screen sizes similar to those of smaller sized tablets. Tablet demand, after a lengthy slump, may improve after Chinese New Year; yet sales visibility is still low as we speak. Going forward, mainstream demand will be 10" and above with higher resolutions, instead of the once popular sizes of 7" to 9"s. Himax is seeing many tier-1 OEMs pursuing this segment aggressively which may materialize in 2015 and trigger new market demands.

Among driver ICs used in small and medium-sized panels, the most noteworthy category in 2015 is the automotive application. Himax has successfully engaged key panel manufacturers and module houses for long term partnerships. The Company anticipates Q1 sales to be slightly stronger than the previous quarter and expects robust sequential growth throughout the year. Himax believes that with numerous tier 1 automobile brands being its indirect end customers, the Company is well positioned to take advantage of the growing market in 2015 and beyond.

The non-driver business segment provides the Company's most exciting long-term growth prospect. Overall, its non-driver business category enjoyed approximately 33.5% growth during 2014. Amid a weak overall market sentiment and the usual seasonality, Himax expects a double digit sequential decline in its non-driver products for the first quarter. However, looking ahead, many of its non-driver products, including our CMOS image sensor, timing controller, touch panel controller, power management IC, ASIC service, wafer level optics and LCOS microdisplay, are poised to grow significantly in 2015.

The Company's touch panel controller product line continued to experience significant growth in Q4 2014, increasing more than 40% sequentially. Himax exited 2014 with its touch controller sales more than doubling from the previous year. The Company expects this strong growth momentum to continue in 2015. On top of its rapidly growing market share in the discrete touch panel market segment, Himax is extremely excited about technological advances in the latest pure in-cell technology where it is one of the pioneers in offering one-chip solutions integrating driver IC and touch panel controllers, or TDDI. Driven by top-tier TFT-LCD makers, the industry is moving towards pure in-cell panels, which is set to start mass production in the second half of this year. Himax is in partnership with essentially all of the leading panel manufacturers in pure in-cell touch for joint technological development and expect the market to see major launches of this new technology very soon.

Revenues from CMOS image sensors also experienced significant growth in 2014 and should continue to be a fast growing product area for Himax in 2015. Sales of the Company's 2 and 5 megapixel products were particularly strong, mainly due to robust demand from several international customers as well as from Chinese white-box customers. Looking into 2015, Himax expects its sales of 8-megapixel sensors, now the mainstream design for smartphones, to accelerate while high end 13 megapixel sensors to start mass production later in the year. This puts Himax firmly on the map as one of a small handful of companies capable of offering a comprehensive product portfolio for smartphone cameras.

In addition to the afore-mentioned consumer applications, Himax is also making significant progress in CMOS image sensors for non-consumer applications, which typically enjoy higher margins and have relatively little direct competition. Himax already started initial shipments to a Korean automotive end customer and is actively engaging more module houses to penetrate into Chinese before-market-installation automotive applications. As the Company grows sensor sales for automotive and other non-consumer applications and continues to turn the bulk of its CMOS image sensor sales from 2 and 5 megapixels to higher end, higher margin 8 and 13 megapixels, Himax expects its CMOS image sensor business to accelerate in 2015.

Regarding Himax's LCOS business, the Company was very pleased to see major new head-mounted display devices and/or programs unveiled by a growing list of industry heavyweights recently. Some of these devices are truly revolutionary in nature with potentially breakthrough applications which are not possible without a head-mounted display. This is clear evidence that the head mounted display is establishing itself as a new product segment for future computing. Major technology companies are moving quickly to develop HMD technologies and that this new product category should transform the way people interact with the environment. Being the market leader in the microdisplay technology, Himax is in a unique position to benefit significantly from this industry trend where its products are integral components. As the Company mentioned repeatedly in previous earnings calls, it continues to work with multiple top tier customers who are committing significant resources to develop cutting edge HMD products. The Company is working with some of them on multiple designs simultaneously, many of which involve custom-built designs that are funded by these customers' development fees.

The Company unveiled its Front-Lit™ LCOS technology in the middle of last year. It still represents one of the most significant technological breakthroughs in the HMD industry. Himax is seeing more and more customers adopting its proprietary technology. By consolidating two key components of optical engines and integrating them into the micro display module itself, Front-Lit™ LCOS enables an ultra-compact, high brightness and extremely power-efficient optical engine which is also easier to manufacture compared to traditional optical engines. There is essentially no competition to this product.

Furthermore, the Company continues to partner with numerous industry leading companies using its cutting edge and industry-dominant wafer level optics, or WLO, for the development of three technologies of the future, namely array cameras, special purpose sensors and microdisplay wave guides for head-mounted displays. This product development often requires the collaboration of Himax's internal CMOS image sensor, LCOS microdisplay and/or video processing algorithm teams. Himax sits in a leading and unique position with respect to these exciting new technologies and it is the only company in the industry able to offer a true one-stop total solution. As these Tier 1 customers begin to mass produce products embedding these new and unique features, Himax, being in the heart of that supply chain, should benefit significantly. To meet the anticipated demand growth for its LCOS and WLO products, the Company is expanding its production capacity starting in Q1 2015. It will report its progress in due course.

Collectively, the Company's LCOS sales and WLO NRE incomes should more than double in the first quarter of 2015. This illustrates the Company's strong customer engagements with tailor-made designs and represents products in the pipeline which will translate into meaningful sales and profit contribution in the near future.

Although the Company is seeing weakness in market demand, especially in China, which will lead to sequential revenue decline in the first quarter, it remains confident and excited about all these aforementioned new developments and the increasing business opportunities across every business segment for 2015. The Company believes it is strongly and uniquely positioned for another successful year. Himax is excited with respect to its business outlook in 2015 and beyond, both in terms of revenue, profitability growth, and the adoption of many of its non-driver products.

First Quarter 2015 Guidance

The Company is providing the following financial guidance for the first quarter of 2015:

Net Revenues:	To be down 15-22% as compared to the fourth quarter of 2014
Gross Margin:	To be up 1.0-1.5% from the fourth quarter of 2014
GAAP EPS:	7.0 to 8.5 cents per diluted ADS
Non GAAP EPS (1):	7.3 to 8.8 cents per diluted ADS

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

In providing the above earnings guidance, we have assumed a 20.5% income tax rate, calculated based on exchange rate of NTD 31.65 against the USD, which is also the exchange rate as of the end of 2014.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts on Thursday, February 12, 2015 at 8:00 a.m. US Eastern Standard Time and 9:00 p.m. Taiwan Time to discuss the Company's fourth quarter and full year 2014 financial results.

DATE:	Thursday, February 12, 2015
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	13599287

WEBCAST:	http://public.viavid.com/index.php?id=112627

A replay of the call will be available beginning two hours after the call through midnight February 19, 2015 (1 p.m. February 20, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13599287. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=112627 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through February 19, 2016.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,700 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,507 patents granted and 808 patents pending approval worldwide as of December 31, 2014. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2013 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2014	2013	2014

Net revenues	$227,179	$195,232	$222,317

Costs and expenses:
Cost of revenues	171,140	146,205	167,948
Research and development	22,788	19,078	28,377
General and administrative	4,901	4,938	6,515
Sales and marketing	5,714	5,605	6,921
Total costs and expenses	204,543	175,826	209,761

Operating income	22,636	19,406	12,556

Non operating income:
Interest income	225	153	167
Equity in income (losses) of equity method investees	(24)	(32)	14
Foreign exchange gains, net	759	258	83
Interest expense	(149)	(129)	(139)
Other income, net	938	347	33
	1,749	597	158
Earnings before income taxes	24,385	20,003	12,714
Income tax expense	9,247	5,627	2,568
Net income	15,138	14,376	10,146
Net loss attributable to noncontrolling interests	487	1,448	1,001
Net income attributable to Himax stockholders	$15,625	$15,824	$11,147

Basic earnings per ADS attributable to Himax stockholders	$0.091	$0.093	$0.065
Diluted earnings per ADS attributable to Himax stockholders	$0.091	$0.092	$0.065

Basic Weighted Average Outstanding ADS	171,608	170,920	170,927
Diluted Weighted Average Outstanding ADS	172,161	172,148	171,797

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months
	Ended December 31,
	2014	2013
Revenues:
Revenues from third parties, net	$840,542	$684,184
Revenues from related parties, net	--	86,555
	840,542	770,739

Costs and expenses:
Cost of revenues	634,660	578,886
Research and development	91,839	80,368
General and administrative	20,192	18,147
Sales and marketing	21,126	18,995
Total costs and expenses	767,817	696,396

Operating income	72,725	74,343

Non operating income:
Interest income	728	527
Gains (losses) on sale of securities, net	10,471	(8)
Equity in losses of equity method investees	(80)	(122)
Foreign exchange gains, net	1,077	643
Interest expense	(518)	(401)
Other income, net	1,091	418
	12,769	1,057
Earnings before income taxes	85,494	75,400
Income tax expense	21,591	19,476
Net income	63,903	55,924
Net loss attributable to noncontrolling interests	2,695	5,552
Net income attributable to Himax stockholders	$66,598	$61,476

Basic earnings per ADS attributable to Himax stockholders	$0.389	$0.361
Diluted earnings per ADS attributable to Himax stockholders	$0.387	$0.358

Basic Weighted Average Outstanding ADS	171,095	170,211
Diluted Weighted Average Outstanding ADS	171,999	171,809

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2014	2013	2014
Share-based compensation
Cost of revenues	$6	$15	$85
Research and development	312	234	6,842
General and administrative	132	50	1,456
Sales and marketing	84	57	1,649
Income tax benefit	(127)	(84)	(2,142)
Total	$407	$272	$7,890

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$194	$436	$194
Sales and marketing	--	289	--
Income tax benefit	(83)	(208)	(83)
Total	$111	$517	$111

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months
	Ended December 31,
	2014	2013
Share-based compensation
Cost of revenues	$121	$235
Research and development	7,610	6,705
General and administrative	1,688	1,308
Sales and marketing	1,847	1,425
Income tax benefit	(2,437)	(2,170)
Total	$8,829	$7,503

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$850	$1,746
Sales and marketing	96	1,157
Income tax benefit	(374)	(835)
Total	$572	$2,068

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	December 31,	September 30,	December 31,
	2014	2014	2013
Assets
Current assets:
Cash and cash equivalents	$185,466	$144,577	$127,320
Restricted cash and cash equivalents	130,179	140,526	108,399
Investments in marketable securities available-for-sale	2,377	3,094	788
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	219,368	218,765	200,725
Inventories	166,105	157,139	177,399
Deferred income taxes	7,740	7,385	9,974
Prepaid expenses and other current assets	18,341	14,568	15,052
Total current assets	729,576	686,054	639,657
Investment securities	11,211	12,688	21,877
Equity method investments	102	130	190
Property, plant and equipment, net	57,271	58,390	60,588
Deferred income taxes	477	3,574	2,135
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,281	4,477	5,234
Other assets	1,938	1,763	1,508
	103,418	109,160	119,670
Total assets	$832,994	$795,214	$759,327
Liabilities, Redeemable noncontrolling interest and
Equity
Current liabilities:
Short-term debts	$130,000	$137,500	$105,500
Accounts payable	179,328	155,953	151,290
Income taxes payable	19,050	16,196	16,932
Other accrued expenses and other current liabilities	27,027	26,515	30,111
Total current liabilities	355,405	336,164	303,833
Other liabilities	5,636	2,898	3,279
Total liabilities	361,041	339,062	307,112

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 342,425,144 shares, 342,425,144 shares, 341,049,418 shares outstanding at December 31, 2014, September 30, 2014, and December 31, 2013, respectively	107,010	107,010	107,010
Additional paid-in capital	107,808	107,278	106,636
Treasury shares, at cost, 14,274,338 shares, 14,274,338 shares and 15,650,064 shares at December 31, 2014, September 30, 2014, and December 31, 2013, respectively	(10,144)	(10,144)	(11,120)
Accumulated other comprehensive loss	(316)	(460)	(412)
Unappropriated retained earnings	268,266	252,641	247,710
Himax stockholders' equity	472,624	456,325	449,824
Noncontrolling interests	(4,327)	(3,829)	(1,265)
Total equity	468,297	452,496	448,559
Total liabilities, redeemable noncontrolling	$832,994	$795,214	$759,327
interest and equity

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2014	2013	2014

Cash flows from operating activities:
Net income	$15,138	$14,376	$10,146
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,903	3,843	3,550
Bad debt expense	554	---	---
Share-based compensation expenses	534	356	695
Gain on disposal of property and equipment	(2)	---	---
Gain on disposal of equity method investment	---	(54)	---
Loss on disposal of marketable securities, net	26	13	10
Valuation gain on financial liabilities	(1,255)	(160)	---
Impairment loss on investment	309	---	---
Equity in losses (income) of equity method investees	24	32	(14)
Deferred income tax expense (benefit)	2,710	3,722	(300)
Inventories write downs	2,892	3,179	1,888
Changes in operating assets and liabilities:
Accounts receivable	(1,149)	1,503	(19,779)
Inventories	(11,858)	(20,964)	7,305
Prepaid expenses and other current assets	573	(587)	(2,295)
Accounts payable	23,375	(11,232)	20,083
Income taxes payable	3,092	832	1,344
Other accrued expenses and other current liabilities	(184)	3,028	219
Other liabilities	(2)	333	(3)
Net cash provided by (used in) operating activities	38,680	(1,780)	22,849

Cash flows from investing activities:
Purchase of property and equipment	(2,383)	(3,925)	(2,058)
Proceeds from disposal of property and equipment	---	---	1
Purchase of available-for-sale marketable securities	(6,252)	(6,354)	(5,023)
Disposal of available-for-sale marketable securities	6,851	6,344	5,009
Purchase of investment securities	---	(4,000)	---
Proceeds from capital reduction of investments	1,168	---	---
Cash decrease resulting from change in consolidated entity	---	(4)	---
Release (pledge) of restricted cash equivalents and marketable securities	2,887	24	(195)
Increase in other assets	(31)	(270)	(86)
Net cash provided by (used in) investing activities	2,240	(8,185)	(2,352)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2014	2013	2014
Cash flows from financing activities:
Excess tax benefits from share-based compensation	---	---	1,232
Distribution of cash dividends	---	---	(46,042)
Proceeds from issuance of new shares by subsidiaries	---	5,071	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	18	---	2
Purchase of subsidiary shares from noncontrolling	(46)	(896)	(902)
interests
Release (pledge) of restricted cash equivalents (for borrowing of short-term debt)	7,500	9,500	(32,000)
Proceeds from borrowing of short-term debts	136,000	19,000	195,000
Repayment of short-term debts	(143,500)	(28,500)	(163,000)
Net cash provided by (used in) financing activities	(28)	4,175	(45,710)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(3)	20	(9)
Net increase (decrease) in cash and cash equivalents	40,889	(5,770)	(25,222)
Cash and cash equivalents at beginning of period	144,577	133,090	169,799
Cash and cash equivalents at end of period	$185,466	$127,320	$144,577

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$223	$129	$139
Income taxes	$84	$58	$2,328
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months
	Ended December 31,
	2014	2013

Cash flows from operating activities:
Net income	$63,903	$55,924
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,592	14,309
Bad debt expense	554	173
Share-based compensation expenses	1,929	1,840
Loss (gain) on disposal of property and equipment	(2)	88
Gain on disposal of equity method investment	---	(54)
Gain on disposal of investment securities, net	(10,502)	---
Loss on disposal of marketable securities, net	31	8
Valuation gain on financial liabilities	(1,255)	(160)
Impairment loss on investment	309	---
Issuance of new shares by subsidiary for royalties	---	49
Equity in losses of equity method investees	80	122
Deferred income tax expense	3,816	7,409
Inventories write downs	8,198	10,759
Changes in operating assets and liabilities:
Accounts receivable	(19,211)	(65,106)
Accounts receivable from related parties	---	73,267
Inventories	3,096	(71,488)
Prepaid expenses and other current assets	1,053	(1,857)
Accounts payable	28,038	15,744
Income taxes payable	2,357	7,055
Other accrued expenses and other current liabilities	(3,262)	2,812
Other liabilities	(5)	229
Net cash provided by operating activities	93,719	51,123

Cash flows from investing activities:
Purchase of property and equipment	(10,931)	(18,412)
Proceeds from disposal of property and equipment	1	---
Purchase of available-for-sale marketable securities	(23,766)	(22,410)
Disposal of available-for-sale marketable securities	22,021	21,792
Purchase of investment securities	---	(9,189)
Disposal of investment securities	19,691	---
Proceeds from capital reduction of investments	1,168	---
Cash decrease resulting from change in consolidated entity	---	(4)
Release (pledge) of restricted cash equivalents and marketable securities	2,697	(1,761)
Increase in other assets	(237)	(541)
Net cash provided by (used in) investing activities	10,644	(30,525)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months
	Ended December 31,
	2014	2013
Cash flows from financing activities:
Excess tax benefits from share-based compensation	1,232	1,271
Distribution of cash dividends	(46,042)	(42,394)
Proceeds from issuance of new shares by subsidiaries	---	9,852
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	83	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	38	64
Purchase of subsidiary shares from noncontrolling	(1,515)	(896)
interests
Pledge of restricted cash equivalents (for borrowing of short-term debt)	(24,500)	(32,500)
Proceeds from borrowing of short-term debts	417,500	352,320
Repayment of short-term debts	(393,000)	(319,820)
Net cash used in financing activities	(46,204)	(32,103)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(13)	88
Net increase (decrease) in cash and cash equivalents	58,146	(11,417)
Cash and cash equivalents at beginning of period	127,320	138,737
Cash and cash equivalents at end of period	$185,466	$127,320

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$592	$401
Income taxes	$13,311	$3,272

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2014	2013	2014
Revenues	$227,179	$195,232	$222,317

Gross profit	56,039	49,027	54,369
Add: Share-based compensation – Cost of revenues	6	15	85
Gross profit excluding share-based compensation	56,045	49,042	54,454
Gross margin excluding share-based compensation	24.7%	25.1%	24.5%

Operating income	22,636	19,406	12,556
Add: Share-based compensation	534	356	10,032
Operating income excluding share-based compensation	23,170	19,762	22,588
Add: Acquisition-related charges –Intangible assets amortization	194	725	194
Operating income excluding share-based compensation and acquisition-related charges	23,364	20,487	22,782
Operating margin excluding share-based compensation and acquisition-related charges	10.3%	10.5%	10.2%
Net income attributable to Himax stockholders	15,625	15,824	11,147
Add: Share-based compensation, net of tax	407	272	7,890
Add: Acquisition-related charges, net of tax	111	517	111
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	16,143	16,613	19,148
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.1%	8.5%	8.6%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Twelve Months
	Ended December 31,
	2014	2013
Revenues	$840,542	$770,739

Gross profit	205,882	191,853
Add: Share-based compensation – Cost of revenues	121	235
Gross profit excluding share-based compensation	206,003	192,088
Gross margin excluding share-based compensation	24.5%	24.9%

Operating income	72,725	74,343
Add: Share-based compensation	11,266	9,673
Operating income excluding share-based compensation	83,991	84,016
Add: Acquisition-related charges –Intangible assets amortization	946	2,903
Operating income excluding share-based compensation and acquisition-related charges	84,937	86,919
Operating margin excluding share-based compensation and acquisition-related charges	10.1%	11.3%
Net income attributable to Himax stockholders	66,598	61,476
Add: Share-based compensation, net of tax	8,829	7,503
Add: Acquisition-related charges, net of tax	572	2,068
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	75,999	71,047
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.0%	9.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months	Twelve Months
	Ended December 31,	Ended December 31,
	2014	2014
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.091	$0.387
Add: Share-based compensation per ADS	$0.002	$0.051
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.094	$0.442

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22513
         Fax: 886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Investor Relations- US Representative
         Scott Powell, Managing Director
         PCG Advisory Group, LLC
         Tel: +1-646-780-8850
         Email: spowell@pcgadvisory.com
         www.pcgadvisory.com